Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

US DATA AUTHORITY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

91729C102

(CUSIP Number)

Leonard H. Bloom, P.A.

Broad and Cassel

201 South Biscayne Boulevard, Suite 3000

Miami, Florida 33131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 5
CUSIP No. 91729C102

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). R.T. Sistema Superior de Seguridad S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Dominican Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,105,759 8. Shared Voting Power 0 9. Sole Dispositive Power 20,105,759 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,105,759

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 20.1%[1]

14.	Type of Reporting Person (See Instructions) CO

1 Calculated based upon the 100,000,000 shares of Common Stock of the Issuer on May 23, 2003. Does not include 6,908,595 shares of Series A Convertible Preferred Stock, which shares are not convertible in shares of common stock until after February 2004. Each share of preferred stock entitles the holder to 10 votes on all matters. Including the 6,908,595 shares of preferred stock, the Reporting Person would have 50.3% of the voting control of the issuer.

Schedule 13D	Page 3 of 5

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.02 per share (“Common Stock”) issued by US Data Authority, Inc, a Florida corporation (the “Issuer”), whose principal executive offices are located at 150 Americas Center, 150 S.E. Second Avenue, Suite 404, Miami, FL 33131.

ITEM 2.	Identity and Background.

(a) – (b) This statement is being filed by R.T. Sistema Superior de Seguridad S.A., a corporation organized under the laws of the Dominican Republic (the “Reporting Person”), whose address is Avenida Circunvalacion No. 107, Los Rios, Santo Domingo, Dominican Republic.

(c) N/A.

(d) – (e) The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 20,105,759 shares of Common Stock and 6,908,595 shares of Series A Convertible Preferred Stock (the “Preferred Stock”) as a result of a default by the Issuer under a certain loan made by the Reporting Person to the Issuer. The loan was guaranteed by certain of the Issuer’s shareholders. As a result of the Issuer’s default, the Reporting Person called on the guarantees and the guarantors have transferred the shares of Common Stock and Preferred Stock in full satisfaction of the guarantees.

ITEM 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock beneficially owned by it in the ordinary course of its investing activities. The Reporting Person has no present plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (b) through (j), of Item 4 of Schedule 13D. The Reporting Person will continue to evaluate its investment position and, depending on future events, could decide to act in a manner that would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (ii) a change in the present board of directors or management of the Issuer; (iii) a material change in the present capitalization or dividend policy of the Issuer; (iv) a material change in the Issuer’s business or corporate structure; or (v) changes in the Issuer’s charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (c) As of the date hereof, the Reporting Person beneficially owns 20,105,759 shares of the Issuer’s Common Stock and 6,908,595 shares of Preferred Stock. The Reporting Person has sole voting power and sole dispositive power with respect to the shares. The Reporting Person has not effected any other transaction in the shares of Common Stock.

(d) None.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

ITEM 7.	Materials to be Filed as Exhibits.

None

Schedule 13D	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2003
R.T. Sistema Superior de Seguridad S.A.

	By:	/s/ Ramon E. Tatis

Ramon E. Tatis, President